Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Sep 03	YTD Sep 04	YTD Sep 03	YTD Sep 04

Cash received from customers	213,269	279,103	322.7	458.4
Financial income received	4,397	870	6.7	1.4
Dividends and other distributions	69	30	0.1	0.1
Other incomes	509	2,015	0.8	3.3
Payments to suppliers and employees	(204,816)	(273,910)	(309.9)	(449.8)
Interests paid	(10,050)	(7,832)	(15.2)	(12.9)
Income taxes paid	(248)	(428)	(0.4)	(0.7)
Other expenses	(1,228)	(232)	(1.9)	(0.4)
Added Value Tax and others	(6,126)	(4,726)	(9.3)	(7.8)
Net cash flow from operating activities	(4,224)	(5,110)	(6.4)	(8.4)

Sale of Property, Plant and Equipment	826	939	1.2	1.5
Sale of permanent investments	138	122	0.2	0.2
Sale of other investments	8,063	28,375	12.2	46.6
Other proceeds from investments	352	-	0.5	-
Acquisition of fixed assets	(2,024)	(4,136)	(3.1)	(6.8)
Permanent investments	(13)	(9)	(0.0)	(0.0)
Other disbursements	(49,640)	-	(75.1)	-
Net cash flow used in investing activities	(42,297)	25,291	(64.0)	41.5

Issuance of shares	97,157	5,731	147.0	9.4
Loans obtained	29,885	27,673	45.2	45.4
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(42)	(94)	(0.1)	(0.2)
Repayments of bank borrowings	(71,587)	(25,570)	(108.3)	(42.0)
Repayments of bonds	(10,766)	(25,329)	(16.3)	(41.6)
Payment of expenses related to shares issuance	(897)	(114)	(1.4)	(0.2)
Others	-	-	-	-
Net cash flow provided by financing activities	43,749	(17,704)	66.2	(29.1)

Net cash flow for the period	(2,772)	2,477	(4.2)	4.1

Effect of price-level restatements on cash and cash equivalents	(553)	368	(0.8)	0.6

Net increase in cash and cash equivalents	(3,325)	2,845	(5.0)	4.7

Cash and cash equivalents at the beginning of year	7,977	5,524	12.1	9.1

Cash and cash equivalents at end of the period	4,653	8,370	7.0	13.7

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1 Exchange rate on September-04 2004 US$1.00 = 608,9
Exchange rate on September-04 2003 US$1.00 = 660,97